UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.F. 20549



SCHEDULE 13G/A


Innerworkings Inc
Common Stock
930427109
Item 1.	a.	Innerworkings Inc
		b.	600 West Chicago
			Suite 750
			Chicago, IL  60610

Item 2.	a.	D.F. Dent & Company, Inc.
		b.	2 East Read Street, 6th Floor
			Baltimore, Maryland 21202
		c.	Incorporated in the State of Maryland
		d.	Common stock
		e.	930427109

Item 3.	Investment adviser registered under section 203 of the
Investment
		Advisers Act of 1940

Item 4.	a.	2,456,747
		b.	4.919%
		c.	1.	2,456,747
			2.	      0
			3.	2,456,747
			4.
Item 5.		N/A
Item 6.		N/A
Item 7.		N/A
Item 8.		N/A
Item 9.		N/A